Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was emailed to employees of Sprint:

Dear partners,

When we have updates related to our proposed merger, I remain committed to ensuring you are among the first to know.

During the past year, we have filed millions of pages of documents and had countless meetings with the government to demonstrate that merging with T-Mobile will produce enormous consumer benefits and intensify competition.

Today we filed commitments with the Federal Communications Commission that outline a series of actions the new T-Mobile will take, including a plan to sell the Boost Mobile brand if the merger is approved.

I am encouraged to see FCC chairman Ajit Pai’s comments today in support of the merger.

Only serious and credible buyers who can compete aggressively on a long-term basis will be considered. And Boost will have access to new T-Mobile’s powerful 5G network in order to provide high-quality, wireless services at a low price.

The wholesale network arrangement will include low rates that will allow Boost to compete aggressively for wireless customers.

This is an exciting prospect for all of our Boost colleagues, because it will unlock the next wave of growth and an opportunity for them to flourish as a stand-alone business.

Boost employees are proud of their brand, and they have worked hard to create an energetic vibe that appeals to their customers.

That enthusiasm – combined with their competitive offers, device deals and store refreshes – has helped them achieve the highest increase in share of gross adds across all prepaid carriers.

New T-Mobile will identify the buyer of Boost and submit the negotiated MVNO agreement to the FCC within 120 days of closing the merger (subject to two 30-day extensions).

Because of Boost’s positive momentum, we expect to see strong interest from potential buyers.

I am extremely proud of the determination the entire Boost team has shown quarter after quarter. Together they have attracted new customers, retained existing customers, and reduced churn. This is a winning formula to ensure future growth and success.

Another commitment we have reaffirmed in our filing with the FCC is new T-Mobile’s ability to create an unprecedented, world-leading, nationwide 5G network.

The merger will position the United States as a leader in the 5G era because combined, Sprint and T-Mobile will accelerate the deployment of a nationwide 5G network.

Together, we will create a competitive spark that ensures America leads the world in next-generation technological services and applications.

The new T-Mobile’s 5G network will use low-band spectrum from T-Mobile and mid-band spectrum from Sprint to provide ubiquitous and deep 5G coverage across the country, including in rural areas.

Within three years, new T-Mobile will cover 97% of the U.S. population with 5G on low-band spectrum and 75% of the population with 5G on mid-band spectrum. That will grow to 99% of the population covered with low-band 5G in six years and 88% with mid-band 5G. What an enormous impact for consumers!

John Legere wrote a blog about the latest commitments that I encourage everyone to read.

I am confident there will be much to celebrate in the months ahead. Until then, it remains business as usual for Boost, Sprint and our 5G launches beginning at the end of the month.

Thank you for staying focused and believing in what’s best for our employees, our company and our customers.

Michel Combes CEO O: 913-315-5780 michel.combes@sprint.com

The following communication was emailed to employees of Boost Mobile:

Boost team,

Today is an exciting day for Boost Mobile! You heard from Michel about commitments Sprint and T-Mobile filed with the Federal Communications Commission that outline actions the new T-Mobile will take, including a plan to sell the Boost brand if the merger is approved.

We’ve been discussing options for the business during the past couple of months, and now we have direction on the next path for the Boost team. This is an incredible opportunity to compete aggressively by attracting new customers with low rates on new T-Mobile’s powerful 5G network.

The process to sell Boost will play out during the weeks ahead as potential buyers express their interest in Boost. Our brand is very strong – one with great awareness and consideration – and we’ve achieved strong customer growth, a robust branded retail presence and a loyal customer base, which is reflected in our continued churn reduction.

Each of you has contributed to our success. You are the Boost brand! And because we have built such a highly visible and recognized brand, Boost will be very attractive to a company looking to leverage those accomplishments and accelerate our momentum.

Right now, I don’t have answers to the “What about me?” questions, but I am committed to being as open and transparent as possible throughout this process. Selling Boost was one of many possibilities moving forward, and I personally think it’s the best option for the team and the brand, especially as we continue to grow the business.

Assuming the merger with T-Mobile is approved – and the sale of Boost to a serious and credible buyer is complete – we will have an opportunity to become the most successful wireless brand the industry has ever seen.

We promise to keep the lines of communication open with regular updates regarding the sale and how it affects the team and you directly. As soon as we’re able to share any new information about the team jobs and locations, we will.

We should all be very proud of the brand we’ve built and the goals we’ve achieved together. As we look forward to our next chapter, I appreciate your efforts to stay focused on achieving Boost’s business objectives to continue the brand’s success.

Dow

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.